Corporate Office
P.O. Box 12359
Spring, Texas 77391-2359
www.swn.com

NEWS RELEASE

SOUTHWESTERN ENERGY ANNOUNCES FIRST QUARTER 2018 RESULTS
Delivers solid operating performance and executes new credit facility

Spring, Texas – April 26, 2018...Southwestern Energy Company (NYSE: SWN) today announced first quarter results ended March 31, 2018, along with other recent developments. Highlights include:

- Net production of 226 Bcfe, an increase of 11%, including a 37% increase in liquids production, compared to the first quarter of 2017;
  - Appalachian Basin net production of 159 Bcfe, or 1.77 Bcfe per day, an increase of 29% compared to the first quarter of 2017;
- Total capital investments of $338 million, consistent with the Company's disciplined approach to invest within net cash flow. Net cash provided by operating activities was $364 million and net cash flow was $358 million;
  - Appalachian Basin net cash provided by operating activities improved 36% to $294 million compared to the first quarter of 2017;
  - Northeast Appalachia generated net cash provided by operating activities, net of capital of approximately $115 million in the first quarter of 2018;
- Net income attributable to common stock of $205 million, or $0.36 per diluted share, and adjusted net income attributable to common stock of $162 million, or $0.28 per diluted share;
- Entered into a new, five-year $3.5 billion secured revolving credit facility, with an initial commitment of $2.0 billion supported by a borrowing base of $3.2 billion;
  - The new facility replaces the 2016 revolving and secured term loan facilities, with estimated interest expense savings for the remainder of 2018 of approximately $20 million;
  - Cash on hand was used to reduce gross debt by approximately $830 million compared to March 31, 2018 as the $1.2 billion term loan was repaid in full;
- Narrowing full year 2018 natural gas discount to NYMEX guidance including transportation to $0.70 - $0.80 per Mcf due to improving outlook for basis differentials and the Company's ability to capture higher pricing utilizing the strength and flexibility of its transportation portfolio;
- Delivered operational efficiency throughout the portfolio, which will provide additional cost savings and accelerate production timing:
  - Executed new record level completion performance in Southwest Appalachia, increasing the number of stages pumped per day using zipper fracs to over 6 stages, a greater than 55% improvement compared to historical completion operations;
  - Further cycle time reductions with record facility installation performance in Southwest Appalachia for the first quarter of 2018, reducing the average facility installations time by 45% versus the 2017 average; and
- Progressed Fayetteville redevelopment program by successfully testing two additional wells utilizing optimized landing zones and advanced completion technology.

"We delivered a strong start to the year, meeting or exceeding all commitments for the quarter," said Bill Way, President and Chief Executive Officer of Southwestern Energy. "Momentum from growing liquids production and relentless delivery of operational and technical excellence, combined with our new credit facility, will improve margins in 2018 and into the future. These tangible steps demonstrate the growing value of our Appalachia assets and the strong confidence we have in repositioning the Company."

Financial Results		For the three months ended March 31,		
		2018		2017
(in millions, except per share amounts)				
Operating income	$	**255**	$	266
Adjusted operating income (non-GAAP measure)	$	**264**	$	266
Net earnings attributable to common stock	$	**205**	$	281
Adjusted net income attributable to common stock (non-GAAP measure)	$	**162**	$	87
Earnings per diluted share	$	**0.36**	$	0.57
Adjusted earnings per diluted share (non-GAAP measure)	$	**0.28**	$	0.18
Net cash provided by operating activities	$	**364**	$	312
Net cash flow (non-GAAP measure)	$	**358**	$	318

Exploration and Production Financial Results		For the three months ended March 31,		
		2018		2017
Production				
Northeast Appalachia *(Bcf)*		**108**		87
Southwest Appalachia *(Bcfe)*		**51**		36
Fayetteville *(Bcf)*		**67**		81
Total production *(Bcfe)*		**226**		204
% Natural Gas		**87%**		90%
Average unit costs per Mcfe				
Lease operating expenses[1]	$	**0.94**	$	0.89
General & administrative expenses	$	**0.21**	$	0.21
Taxes, other than income taxes	$	**0.09**	$	0.12
Full cost pool amortization	$	**0.48**	$	0.40

(1) The first quarter of 2018 included additional charges related to preventative maintenance associated with extended severe winter weather and a $3.7 million one-time charge related to NGL processing fees.

Realized Prices	For the three months ended March 31,			
	2018		2017	
Natural Gas Price:				
NYMEX Henry Hub Price *($/MMBtu)*[1]	$	**3.00**	$	3.32
Discount to NYMEX[2]	$	**(0.28)**	$	(0.59)
Average realized gas price per Mcf, excluding derivatives	$	**2.72**	$	2.73
Gain (loss) on settled financial basis derivatives *($/Mcf)*	$	**(0.11)**	$	(0.01)
Gain (loss) on settled commodity derivatives *($/Mcf)*	$	**0.06**	$	(0.15)
Average realized gas price per Mcf, including derivatives	$	**2.67**	$	2.57
Oil Price:				
WTI Oil Price *($/Bbl)*	$	**62.87**	$	51.91
Discount to WTI	$	**(6.86)**	$	(8.17)
Average realized oil price per Bbl	$	**56.01**	$	43.74
NGL Price:				
Average net realized NGL price per Bbl[3]	$	**15.43**	$	13.28
Percentage of WTI		**25%**		26%
Average net realized C3+ NGL price per Bbl	$	**36.01**	$	30.91
Percentage of WTI		**57%**		60%
Total Weighted Average Realized Price:				
Excluding derivatives	$	**2.81**	$	2.75
Including derivatives	$	**2.77**	$	2.61

(1) Based on last day settlement prices from monthly futures contracts.
(2) This discount includes a basis differential, physical basis sales, third-party transportation charges and fuel charges and excludes financial basis hedges.
(3) Includes the impact of transportation costs and $0.01 per Bbl and $0.02 per Bbl of realized derivative gains for the three months ended March 31, 2018 and March 31, 2017, respectively.

First Quarter of 2018 Financial Results

Operating income was $255 million for the first quarter of 2018. E&P segment operating income of $238 million was 6% higher than the first quarter of 2017 driven by higher production and improved realized pricing, partially offset by higher operating costs associated with increased volumes. In the Appalachian Basin, net cash provided by operating activities increased to approximately $294 million for the first quarter of 2018, or 36%, compared to approximately $216 million during the first quarter of 2017.

During the first quarter of 2018, production increased by 11%, including a 37% increase in liquids production, compared to the first quarter of 2017. In the Appalachian Basin, production increased to 159 Bcfe or 1.77 Bcfe per day, an increase of 29% compared to the first quarter of 2017, despite the impact of winter weather.

The Company's realized natural gas price, excluding derivatives, was $2.72 per Mcf, comparable to the first quarter of 2017, despite a 10% decrease in NYMEX pricing. This includes a $0.31 per Mcf improvement in the discount to NYMEX prices, driven by Northeast Appalachia where the Company realized a $0.04 per Mcf premium to NYMEX for the first quarter of 2018. Additionally, NGL pricing, excluding derivatives, increased to $15.42 per Bbl, including C3+ pricing of $36.01 per Bbl, an increase of 16% compared to the first quarter of 2017. The increase in liquids production and realizations generated a $0.09 per Mcfe uplift to the Company's weighted average realized price excluding derivatives compared to a $0.02 per Mcfe uplift in the same period in 2017.

Midstream operating income, comprised of gathering and marketing activities, was $17 million for the first quarter of 2018, compared to $41 million for the same period of 2017. The change in operating income was driven by decreased gathered volumes associated with lower production and one-time compressor facility repair costs in the Fayetteville Shale and the impairment of an unrelated, non-core gathering asset.

Capital Structure and Investments – At March 31, 2017, the Company had cash of $958 million, gross debt of $4.4 billion and $3.4 billion in net debt. In April 2018, the Company entered into a new, five-year $3.5 billion secured revolving credit facility, supported by an initial borrowing base of $3.2 billion, with the Company electing an initial commitment of $2.0 billion. Pricing is based on LIBOR plus a margin of 150 to 250 basis points, depending on utilization. The new agreement is expected to reduce interest expense by approximately $20 million in 2018 and approximately $30 million annually in future years. This facility replaces the 2016 revolving credit and secured term loan bank facilities, with the prior term loan bank facility borrowings retired using cash on hand and borrowings under the new facility.

During the first quarter of 2018, Southwestern Energy invested total capital of $338 million. This included approximately $334 million invested in its E&P business and $4 million invested in the Midstream segment. Of the $338 million, approximately $28 million was associated with capitalized interest and $25 million was associated with capitalized expenses.

E&P Operational Review

During the first quarter of 2018, Southwestern Energy invested a total of approximately $334 million in its E&P business, and drilled 32 wells, completed 29 wells, and placed 33 wells to sales.

First Quarter 2018 E&P Division Results	Appalachia		Fayetteville	
	Northeast	Southwest	Shale	
Production (Bcfe)[1]		108	51	67
Gross operated production as of March 2018 (MMcfe/d)[2]		1,421	963	1,053
Capital investments *($ in millions)*				
Exploratory and development drilling, including workovers	$	99	$ 146	$ 10
Acquisition and leasehold		2	18	−
Seismic and other		1	2	1
Capitalized interest and expense		9	36	4
Total capital investments	$	111	$ 202	$ 15
Gross operated well count summary				
Drilled		9	21	2
Completed		13	15	1
Wells to sales		17	16	−
Average completed well cost *(in millions)*[3]	$	6.2	$ 8.8	$ −
Average lateral length *(in feet)*[3]		7,360	6,790	−
Realized natural gas price				
NYMEX Henry Hub Price *($/MMBtu)*	$	3.00	$ 3.00	$ 3.00
Discount to NYMEX *($/Mcf)*[4]	$	0.04	$ (0.53)	$ (0.72)
Average realized gas price, excluding derivatives *($/Mcf)*	$	3.04	$ 2.47	$ 2.28

(1) Southwest Appalachia production included 22 Bcf of natural gas, 4,218 MBbls of NGLs and 594 MBbls of oil.
(2) Temporarily restricted Fayetteville production rate due to compressor facility repairs. The rate on March 31, 2018 was 1,121 MMcf/d.
(3) Southwest Appalachia includes only wells drilled and completed by SWN.
(4) This discount includes a basis differential, physical basis sales, third-party transportation charges and fuel charges and excludes financial basis hedges.

Southwest Appalachia – Southwestern Energy had total net production of 51 Bcfe, or 567 MMcfe per day, a 42% increase compared to the first quarter of 2017. Higher liquids production and realizations continue to drive margin expansion, with the increase in liquids realizations generating a price uplift of approximately $0.53 per Mcfe compared to its realized natural gas price of $2.75 per Mcf. Southwest Appalachia's weighted average realized price for the first quarter improved to $3.00 per Mcfe, which matched NYMEX gas price for the first quarter of 2018.

Southwestern Energy placed 16 wells to sales, 14 of which were drilled and completed by the Company. Twelve Company drilled and completed wells, targeting the Marcellus rich gas window, were online for at least 30 days and had an average lateral length of 6,950 feet with an average 30 day rate of approximately 8.4 MMcfe per day, comprised of 67% liquids. These 12 wells were producing over 130 MMcfe per day including over 5,000 Bbls per day of condensate at the end of the quarter, contributing to a 27% increase in Southwest Appalachia's quarter over quarter condensate exit rate. The Company continues to extend lateral lengths and drilled its longest well in Southwest Appalachia with a measured depth of over 20,000 feet and horizontal lateral over 13,400 feet.

Northeast Appalachia – The Company had total net production of 108 Bcf, or 1.2 Bcf per day, a 24% increase compared to the first quarter of 2017. Northeast Appalachia realized a premium of $0.04 per Mcf to NYMEX gas price, including transportation costs, and generated positive net cash flow from operating activities, net of capital, of approximately $115 million. The Company was able to take advantage of its firm transportation portfolio to capture increased pricing due to winter weather.

The Company placed 17 wells to sales in the first quarter, all in Susquehanna County. The average rate for the first 30 days for the 8 wells that were online for at least 30 days was 15.2 MMcf per day per well. In March, the Watts 1H well was placed to sales and was drilled with a lateral length of over 11,200 feet and had an initial production rate of 34.1 MMcf per day, further demonstrating improved capital efficiency that will continue to be targeted throughout the area.

The Company is driving further improvements in its Tioga area economics by lowering projected completion costs through water infrastructure installation and increasing lateral lengths. The Company commissioned dedicated third-party water infrastructure in Tioga, expected to reduce completion costs by approximately $400,000 per well by the middle of 2018. Additionally, the latest 3-well pad drilled in Tioga had an average lateral length of over 10,800 feet, a 45% improvement compared to historical drilled wells in this area.

Fayetteville Shale – The Company drilled two additional wells that were placed to sales in mid-April as part of its field-wide redevelopment program, which utilizes advanced completion designs and optimized landing zones to improve well performance. The Sisson well had a lateral length of 8,642 feet and an initial production rate of approximately 8 MMcf per day. The Guinn James well had a lateral length of 4,944 feet and an initial production rate of approximately 6 MMcf per day. This well is currently in the early stages of flowback and is still cleaning up. Additionally, the Company's cumulative production from its initial redevelopment well, the McNew, is further outperforming historical production in the area by over 60% in the first 180 days online. These well results, supported by the Company's big data analytics, further confirm Fayetteville's low-risk redevelopment opportunities.

Hedging Update

Southwestern Energy continues to execute a disciplined hedging program with physical, financial and basis hedges on its forecasted natural gas and natural gas liquids production. As of April 24, 2018, the Company had approximately 434 Bcf of its remaining 2018 forecasted gas production volumes protected at an average swap or purchased put strike price of $2.97 per Mcf. Approximately half of these protected volumes retain upside exposure up to $3.37 Mcf. Additionally, the Company had approximately 311 Bcf of its 2019 forecasted gas production protected at an average swap or purchased put strike price of $2.92 per Mcf, with upside exposure on approximately 60%, or 186 Bcf, of those protected volumes up to $3.24 per Mcf.

A detailed breakdown of the Company's natural gas derivative financial instruments as of April 24, 2018 is shown below. Please refer to our quarterly report on Form 10-Q to be filed with the Securities and Exchange Commission for complete information on the Company's commodity, basis and interest rate protection.

	Volume (Bcf)	Weighted Average Price per MMBtu			
		Swaps	Sold Puts	Purchased Puts	Sold Calls
Financial protection on production					
2018					
Fixed price swaps	215	$ 2.97	$ –	$ –	$ –
Two-way costless collars	6	–	–	2.90	3.27
Three-way costless collars	213	–	2.40	2.97	3.37
Total	434				
2019					
Fixed price swaps	126	$ 2.95	$ –	$ –	$ –
Two-way costless collars	53	–	–	2.80	2.98
Three-way costless collars	133	–	2.49	2.93	3.34
Total	311				
2020					
Fixed price swaps	2	$ 2.77	$ –	$ –	$ –
Three-way costless collars	38	–	2.44	2.80	3.00
Total	40				

Note: Amounts may not sum due to rounding

Other Derivative Contracts	Volume (Bcf)	Weighted Average Strike Price per MMBtu
Purchased call options		
2020	68	$ 3.63
2021	57	3.52
Total	125	
Sold call options		
2018	47	$ 3.50
2019	52	3.50
2020	137	3.39
2021	114	3.33
Total	350	

As of April 24, 2018, the Company had also taken steps to mitigate the volatility of basis differentials by protecting basis on approximately 320 Bcf of its remaining 2018 forecasted natural gas production at a basis differential to NYMEX natural gas prices of approximately ($0.43) per Mcf, which includes the impact of both physical and financial basis hedges. A detailed breakdown of the Company's financial basis positions as of April 24, 2018 is shown below:

Financial basis positions (excludes physical positions)	Volume (Bcf)	Basis Differential ($/MMBTU)	
Q2 2018			
Dominion South	17.5	$	(0.68)
TETCO M3	11.4		(0.51)
Total	28.9	$	(0.62)
2018			
Dominion South	44.1	$	(0.66)
TETCO M3	29.2		(0.49)
Total	73.3	$	(0.59)
2019			
Dominion South	1.0	$	(0.63)
TETCO M3	6.8		1.38
Total	7.8	$	1.11

Note: 2018 includes Q2 2018 positions

<u>Explanation and Reconciliation of Non-GAAP Financial Measures</u>

The Company reports its financial results in accordance with accounting principles generally accepted in the United States of America ("GAAP"). However, management believes certain non-GAAP performance measures may provide financial statement users with additional meaningful comparisons between current results, the results of its peers and of prior periods.

One such non-GAAP financial measure is net cash flow. Management presents this measure because (i) it is accepted as an indicator of an oil and gas exploration and production company's ability to internally fund exploration and development activities and to service or incur additional debt, (ii) changes in operating assets and liabilities relate to the timing of cash receipts and disbursements which the Company may not control and (iii) changes in operating assets and liabilities may not relate to the period in which the operating activities occurred.

Additional non-GAAP financial measures the Company may present from time to time are net debt, adjusted net income, adjusted diluted earnings per share, adjusted EBITDA and its E&P and Midstream segment operating income, all which exclude certain charges or amounts. Management presents these measures because (i) they are consistent with the manner in which the Company's position and performance are measured relative to the position and performance of its peers, (ii) these measures are more comparable to earnings estimates provided by securities analysts, and (iii) charges or amounts excluded cannot be reasonably estimated and guidance provided by the Company excludes information regarding these types of items. These adjusted amounts are not a measure of financial performance under GAAP.

See the reconciliations throughout this release of GAAP financial measures to non-GAAP financial measures for the three months ended March 31, 2018 and March 31, 2017 and December 31, 2017, as applicable. Non-GAAP financial measures should not be considered in isolation or as a substitute for the Company's reported results prepared in accordance with GAAP.

	3 Months Ended March 31,			
	2018		2017	
	(in millions)			
Net income attributable to common stock:				
Net income attributable to common stock	$	205	$	281
Add back:				
Participating securities – mandatory convertible preferred stock		1		30
Impairment of non-core gathering assets		10		–
Gain on certain derivatives		(2)		(146)
Gain on sale of assets		(1)		(1)
Loss on early extinguishment of debt		–		1
Adjustments due to inventory valuation		3		–
Adjustments due to discrete tax items[1]		(51)		(134)
Tax impact on adjustments		(3)		56
Adjusted net income attributable to common stock	$	162	$	87

(1) Primarily relates to the exclusion of certain discrete tax adjustments associated with the valuation allowance against deferred tax assets. The Company expects its 2018 income tax rate to be 24.5% before the impacts of any valuation allowance.

	3 Months Ended March 31,			
	2018		2017	
Diluted earnings per share:				
Diluted earnings per share	$	0.36	$	0.57
Add back:				
Participating securities - mandatory convertible preferred stock		0.00		0.06
Impairment of non-core gathering assets		0.02		–
Gain on certain derivatives		(0.00)		(0.30)
Gain on sale of assets		(0.00)		(0.00)
Loss on early extinguishment of debt		–		0.00
Adjustments due to inventory valuation		0.00		–
Adjustments due to discrete tax items[1]		(0.09)		(0.27)
Tax impact on adjustments		(0.01)		0.12
Adjusted diluted earnings per share	$	0.28	$	0.18

(1) Primarily relates to the exclusion of certain discrete tax adjustments associated with the valuation allowance against deferred tax assets. The Company expects its 2018 income tax rate to be 24.5% before the impacts of any valuation allowance.

	3 Months Ended March 31,			
	2018		2017	
	(in millions)			
Cash flow from operating activities:				
Net cash provided by operating activities	$	364	$	312
Add back:				
Changes in operating assets and liabilities		(6)		6
Net cash flow	$	358	$	318

	3 Months Ended March 31,		
	2018		2017
	(in millions)		
Operating income:			
Operating income	$ 255	$	266
Add back:			
Gain on sale of assets	(1)		−
Impairment of non-core gathering assets	10		−
Adjusted operating income	$ 264	$	266

	3 Months Ended March 31,		
	2018		2017
	(in millions)		
Midstream segment operating income:			
Operating income	$ 17	$	41
Add back:			
Gain on sale of assets	(1)		−
Impairment of non-core gathering assets	10		−
Adjusted operating income	$ 26	$	41

	March 31, 2018		December 31, 2017
	(in millions)		
Net debt:			
Total debt	$ 4,393	$	4,391
Subtract:			
Cash and cash equivalents	(958)		(916)
Net debt	$ 3,435	$	3,475

Southwestern management will host a conference call on Friday, April 27, 2018 at 9:00 am Central to discuss its first quarter 2018 results. The toll-free number to call is 877-407-8035 and the international dial-in number is 201-689-8035. The conference will also be webcast at www.swn.com.

Southwestern Energy Company is an independent energy company whose wholly-owned subsidiaries are engaged in natural gas and oil exploration, development and production, natural gas gathering and marketing. Additional information on the Company can be found on the Internet at http://www.swn.com.

Contact:

Paige Penchas
Vice President, Investor Relations
(832) 796-4068
Paige_Penchas@swn.com

This news release contains forward-looking statements. Forward-looking statements relate to future events and anticipated results of operations, business strategies, and other aspects of our operations or operating results. In many cases you can identify forward-looking statements by terminology such as "anticipate," "intend," "plan," "project," "estimate," "continue," "potential," "should," "could," "may," "will," "objective," "guidance," "outlook," "effort," "expect," "believe," "predict," "budget," "projection," "goal," "forecast," "target" or similar words. Statements may be forward looking even in the absence of these particular words. Where, in any forward-looking statement, the Company expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. However, there can be no assurance that such expectation or belief will result or be achieved. The actual results of operations can and will be affected by a variety of risks and other matters including, but not limited to, changes in commodity prices; changes in expected levels of natural gas and oil reserves or production; operating hazards, drilling risks, unsuccessful exploratory activities; limited access to capital or significantly higher cost of capital related to illiquidity or uncertainty in the domestic or international financial markets; international monetary conditions; unexpected cost increases; potential liability for remedial actions under existing or future environmental regulations; potential liability resulting from pending or future litigation; and general domestic and international economic and political conditions; as well as changes in tax, environmental and other laws applicable to our business. Other factors that could cause actual results to differ materially from those described in the forward-looking statements include other economic, business, competitive and/or regulatory factors affecting our business generally as set forth in our filings with the Securities and Exchange Commission. Unless legally required, Southwestern Energy Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Cautionary Note to U.S. Investors – The SEC permits oil and gas companies, in their filings with the SEC, to disclose only proved, probable and possible reserves. We use the term "EUR" in this release that the SEC's guidelines prohibit us from including in filings with the SEC. U.S. investors are urged to consider closely the oil and gas disclosures in our Form 10-K and other reports and filings with the SEC. Copies are available from the SEC and from the Southwestern Energy Company website.

###

OPERATING STATISTICS (Unaudited)
Southwestern Energy Company and Subsidiaries

		For the three months ended March 31,		
		2018		2017
Exploration & Production				
Production				
Gas production *(Bcf)*		**197**		183
Oil production *(MBbls)*		**613**		519
NGL production *(MBbls)*		**4,230**		3,008
Total production *(Bcfe)*		**226**		204
Commodity Prices				
Average realized gas price per Mcf, including derivatives	$	**2.67**	$	2.57
Average realized gas price per Mcf, excluding derivatives	$	**2.72**	$	2.73
Average realized oil price per Bbl	$	**56.01**	$	43.74
Average realized NGL price per Bbl, including derivatives	$	**15.43**	$	13.28
Summary of Derivative Activity in the Statement of Operations				
Settled commodity amounts included in "Gain (Loss) on Derivatives" *(in millions)*	$	**(9)**	$	(30)
Unsettled commodity amounts included in "Gain (Loss) on Derivatives" *(in millions)*	$	**–**	$	145
Average unit costs per Mcfe				
Lease operating expenses	$	**0.94**	$	0.89
General & administrative expenses	$	**0.21**	$	0.21
Taxes, other than income taxes	$	**0.09**	$	0.12
Full cost pool amortization	$	**0.48**	$	0.40
Midstream				
Volumes marketed *(Bcfe)*		**265**		245
Volumes gathered *(Bcf)*		**103**		129

STATEMENTS OF OPERATIONS (Unaudited)
Southwestern Energy Company and Subsidiaries

| | For the three months ended March 31, | |
	2018	2017
(in millions, except share/per share amounts)		
Operating Revenues		
Gas sales	$ **540**	$ 503
Oil sales	**35**	23
NGL sales	**65**	40
Marketing	**253**	253
Gas gathering	**24**	27
Other	**3**	–
	920	846
Operating Costs and Expenses		
Marketing purchases	**255**	251
Operating expenses	**189**	147
General and administrative expenses	**55**	50
Depreciation, depletion and amortization	**143**	106
Taxes, other than income taxes	**23**	26
	665	580
Operating Income	**255**	266
Interest Expense		
Interest on debt	**65**	58
Other interest charges	**2**	2
Interest capitalized	**(28)**	(28)
	39	32
Gain (Loss) on Derivatives	**(7)**	116
Other Income (Loss), Net	**(1)**	1
Income Before Income Taxes	**208**	351
Benefit for Income Taxes		
Current	**–**	–
Deferred	**–**	–
	–	–
Net Income	$ **208**	$ 351
Mandatory convertible preferred stock dividend	**–**	27
Participating securities - mandatory convertible preferred stock	**3**	43
Net Income Attributable to Common Stock	$ **205**	$ 281
Income Per Common Share		
Basic	$ **0.36**	$ 0.57
Diluted	$ **0.36**	$ 0.57
Weighted Average Common Shares Outstanding		
Basic	**571,297,804**	493,068,000
Diluted	**573,844,459**	494,494,995

BALANCE SHEETS (Unaudited)
Southwestern Energy Company and Subsidiaries

	March 31, 2018		December 31, 2017	
	(in millions)			
ASSETS				
Current assets	$	1,488	$	1,509
Property and equipment		26,104		25,769
Less: Accumulated depreciation, depletion and amortization		(20,136)		(19,997)
Total property and equipment, net		5,968		5,772
Other long-term assets		257		240
Total assets	$	7,713	$	7,521
LIABILITIES AND EQUITY				
Current liabilities	$	732	$	780
Long-term debt		4,393		4,391
Pension and other postretirement liabilities		58		58
Other long-term liabilities		337		313
Total liabilities		5,520		5,542
Equity:				
Common stock, $0.01 par value; 1,250,000,000 shares authorized; issued 586,833,276 shares as of March 31, 2018 and 512,134,311 as of December 31, 2017		6		5
Preferred stock, $0.01 par value, 10,000,000 shares authorized, 6.25% Series B Mandatory Convertible, $1,000 per share liquidation preference, 1,725,000 shares issued and outstanding as of December 31, 2017, converted to common stock on January 12, 2018		–		–
Additional paid-in capital		4,703		4,698
Accumulated deficit		(2,471)		(2,679)
Accumulated other comprehensive loss		(44)		(44)
Common stock in treasury; 31,269 shares as of March 31, 2018 and December 31, 2017		(1)		(1)
Total equity		2,193		1,979
Total liabilities and equity	$	7,713	$	7,521

STATEMENTS OF CASH FLOWS (Unaudited)
Southwestern Energy Company and Subsidiaries

		For the three months ended March 31,		
		2018		2017
		(in millions)		
Cash Flows From Operating Activities:				
Net income	$	**208**	$	351
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation, depletion and amortization		**143**		106
Amortization of debt issuance costs		**2**		2
Gain on derivatives, unsettled		**(2)**		(146)
Stock-based compensation		**4**		6
Other		**3**		(1)
Change in assets and liabilities		**6**		(6)
Net cash provided by operating activities		**364**		312
Cash Flows From Investing Activities:				
Capital investments		**(302)**		(340)
Proceeds from sale of property and equipment		**6**		2
Other		**2**		4
Net cash used in investing activities		**(294)**		(334)
Cash Flows From Financing Activities:				
Payments on current portion of long-term debt		**–**		(25)
Change in bank drafts outstanding		**–**		6
Preferred stock dividend		**(27)**		–
Cash paid for tax withholding		**(1)**		–
Net cash used in financing activities		**(28)**		(19)
Increase (decrease) in cash and cash equivalents		**42**		(41)
Cash and cash equivalents at beginning of year		**916**		1,423
Cash and cash equivalents at end of period	$	**958**	$	1,382

SEGMENT INFORMATION (Unaudited)
Southwestern Energy Company and
Subsidiaries

(in millions)	Exploration and Production	Midstream Services	Other	Eliminations	Total
Three months ended March 31, 2018					
Revenues	$ 637	$ 896	$ –	$ (613)	$ 920
Marketing purchases	–	819	–	(564)	255
Operating expenses	213	25	–	(49)	189
General and administrative expenses	48	7	–	–	55
Depreciation, depletion and amortization	117	26	–	–	143
Taxes, other than income taxes	21	2	–	–	23
Operating income	238	17 (2)	–	–	255
Capital investments(1)	334	4	–	–	338
Three months ended March 31, 2017					
Revenues	$ 563	$ 858	$ –	$ (575)	$ 846
Marketing purchases	–	765	–	(514)	251
Operating expenses	181	27	–	(61)	147
General and administrative expenses	43	7	–	–	50
Depreciation, depletion and amortization	90	16	–	–	106
Taxes, other than income taxes	24	2	–	–	26
Operating income	225	41	–	–	266
Capital investments(1)	283	6	1	–	290

(1) Capital investments includes an increase of $33 million and a decrease of $52 million for the three months ended March 31, 2018 and 2017, respectively, relating to the change in accrued expenditures between periods.

(2) Includes a $10 million impairment related to certain non-core gathering assets and a $1 million gain from the sale of certain compressor equipment.